AMERANT BANCORP INC.

AMERANT FLORIDA BANCORP INC.

220 Alhambra Circle

Coral Gables, Florida 33134

May 11, 2022

VIA EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: David Gessert

Re:	Amerant Bancorp Inc.

Amerant Florida Bancorp Inc.

Registration Statement on Form S-4

File No. 333-264679 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above referenced Registration Statement on Form S-4 be made effective at 9:00 a.m. New York City Time Monday, May 16, 2022, or as soon thereafter as practical.

The Registrant requests that notification of such declaration of effectiveness be made to James J. Barresi of Squire Patton Boggs (US) LLP, our outside counsel, by telephone at (513) 361 1260 or by email at james.barresi@squirepb.com.

Sincerely,

AMERANT BANCORP INC.
AMERANT FLORIDA BANCORP INC.

By:	/s/ Carlos Iafigliola
Carlos Iafigliola
Executive Vice-President and Chief Financial Officer

cc.	Ivan Trujillo, Amerant Bancorp Inc.

Julio V. Peña, Amerant Bancorp Inc.

Jennifer A. Val, Squire Patton Boggs (US) LLP